EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-146326) of Aircastle Limited and in the related Prospectus and the Registration Statement (Form S-8 No. 333-136385) pertaining to the Amended and Restated Aircastle Limited 2005 Equity and Incentive Plan of Aircastle Limited of our report dated February 27, 2008, except for Note 20, as to which the date is November 13, 2008, with respect to the consolidated financial statements of Aircastle Limited and our report dated February 27, 2008, except for the effects of the material weakness described in the sixth paragraph of that report, as to which the date is November 13, 2008 with respect to the effectiveness of internal control over financial reporting of Aircastle Limited, included in this Annual Report (Form 10-K/A) for the year ended December 31, 2007.
/s/ Ernst & Young LLP
New York, New York
November 13, 2008